October 16, 2018
VIA EDGAR
Ms. Heather Clark
Ms. Melissa Raminpour
Office of Transportation and Leisure
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     SEC Comment Letter dated October 4, 2018
L.B. Foster Company
Form 10-K for the Year Ended December 31, 2017
Form 10-Q for the Quarter Ended June 30, 2018
File No. 000-10436

Dear Ms. Clark and Ms. Raminpour:

On behalf of L.B. Foster Company (the “Company,” “we,” and “our”), this responds to the letter from the staff of the Securities and Exchange Commission (the “Commission” or “Staff”) dated October 4, 2018, concerning the Form 10-K and Form 10-Q identified above.

For your convenience, the Commission’s comments are repeated in bold below, followed by the response of the Company.

Form 10-K for the Year Ended December 31, 2017

2017 Developments and 2018 Outlook, page 21

1. We note that your reason for including EBITDA and Adjusted EBITDA "is useful to investors as an additional way to evaluate the company's financial performance." Please note that such disclosure is considered general in nature, as you state that the measure is useful, but not why it is useful. In this regard, please revise to include more robust disclosure as to the nature of the non-GAAP measure(s) usefulness to investors in accordance with Item 10(e)(1)(i)(C) of Regulation S-K.

Response:
We will revise our prospective filings to explain why management believes EBITDA and Adjusted EBITDA are useful to investors as follows:

The Company believes that EBITDA is useful to investors as a supplemental way to evaluate the ongoing operations of the Company’s business since EBITDA enhances investors’ ability to compare historical periods as it adjusts for the impact of financing methods, tax law and strategy changes, and depreciation and amortization. In addition, EBITDA is a financial measurement that management and the Company’s Board of Directors use in their financial and operational decision-making and in the determination of certain compensation programs. Similarly, Adjusted EBITDA displays the performance of the Company without the impact of asset impairments and other certain non-recurring charges in order to enhance investors’ understanding of our day-to-day operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

2. Please revise your reconciliation of gross profit to begin the reconciliation with the GAAP measure and reconcile to the non-GAAP measures. Please refer to Question 102.10 of our Non-GAAP Financial Measure Compliance and Disclosure Interpretations dated April 4, 2018.

Response:
We will revise our prospective filings to begin the reconciliation of gross profit with the GAAP measure with prominence that is equal to or greater than the non-GAAP measures. We have included below a revised presentation of such reconciliation in the manner we plan to disclose it prospectively.

Results of Operations

	Twelve Months Ended December 31,			Reported / Non-GAAP Gross Profit Percentage Twelve Months Ended December 31,			Percent Increase/(Decrease)
	2017	2016	2015	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Gross Profit:
Total gross profit	$103,252	$90,356	$133,653	19.2%	18.7%	21.4%	14.3%	(32.4)%
LIFO (expense) income	(2,009)	2,643	2,468	(0.4)	0.5	0.4	(176.0)	7.1
Other	(1,223)	(994)	(741)	(0.2)	(0.2)	(0.1)	(23.0)	(34.1)
Non-GAAP Segment gross profit (1)	$106,484	$88,707	$131,926
(1) Non-GAAP Segment gross profit is reconciled within Year-to-date Results Comparison above and consists of the following:

Non-GAAP Rail Products and Services (a)	$52,889	$51,074	$75,276	20.6%	21.4%	22.9%	3.6%	(32.2)%
Non-GAAP Construction Products (a)	30,567	27,079	34,169	18.9	18.6	19.4	12.9	(20.7)
Non-GAAP Tubular and Energy Services (a)	23,028	10,554	22,481	19.4	10.7	18.9	118.2	(53.1)
Non-GAAP Segment gross profit (a)	$106,484	$88,707	$131,926
(a) Non-GAAP Segment gross profit, by segment, is reconciled to the above table in total.

Form 10-Q for the Quarter Ended June 30, 2018

Note 3. Revenue, page 10

3. We note that you recognized revenue for performance obligations under long-term agreements over time. Please disclose the nature of products and/or services that are included in these types of contracts. Refer to ASC 606-10-50-12.

Response:
We will revise prospective filings beginning in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 to include the following description of the nature of products and/or services that are included in contracts where revenue is recognized over time:

The Company’s long-term agreements with customers relate primarily to transit infrastructure projects within the Rail Products and Rail Technologies businesses, long-term bridge projects within the Piling and Fabricated Bridge businesses, precast concrete buildings within the Precast Concrete Products business, and custom precision metering systems within the Protective Coatings and Measurement Solutions businesses.

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The Company believes that the above responses have addressed the Staff’s comments included in your letter of October 4, 2018. Although the Company believes our proposed disclosures in response to the Staff’s comments will enhance our public disclosures, the Company does not believe the proposed changes are significant enough to warrant amendments of our Form 10-K or Form 10-Q. As a result, the Company proposes to make the changes in the prospective filings as discussed in our responses.
The Company acknowledges the following:

•	We are responsible for the accuracy and adequacy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (412) 928-3450 if you have any questions regarding this submission.

Sincerely,

By: /s/ James P. Maloney
James P. Maloney
Senior Vice President,
Chief Financial Officer, and Treasurer